                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of august 2008
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on august 27, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: August 27, 2008

                                          By: /s/ Ety Sabach
                                          ------------------
                                          Ety Sabach
                                          Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

             G. WILLI-FOOD REPORTS FINANCIAL RESULTS FOR THE SECOND
                      QUARTER AND FIRST SIX MONTHS OF 2008

   RESULTS INCLUDE ONE TIME EXPENSES RELATED TO THE CLOSING DOWN OF WF LAISH
 ISRAELI AND TO FINAL ARBITRATION AWARD ENTERED AGAINST THE COMPANY IN VITARROZ
                                  ARBITRATION

 THE COMPANY EXPECTS PROFITABLE FISCAL 2008 YEAR WITH ANNUAL SALES FORECAST TO
                     EXCEED NIS 330 MILLION ($100 MILLION)

YAVNE, ISRAEL - AUGUST 27, 2008 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (THE "COMPANY" OR "WILLI-FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products, today announced its unaudited financial results for the second quarter and first six months ended June 30, 2008.

SECOND QUARTER FISCAL 2008 SUMMARY

o    41.7% increase in sales over second quarter 2007

o    27.3% increase in gross profit over second quarter 2007

o    Operating loss of NIS 1.4 million (US $0.4 million) compared to operating income of NIS 2.8 million (US $0.8 million) in second quarter 2007, mainly as a result of approximately NIS 4.6 million (US $1.4 million) expense in connection with the closing down of WF Laish (approximately NIS 2.6 million, US $0.8 million) and as a result of a final arbitration award entered against the Company in the Vitarroz arbitration (approximately NIS
     2.0 million, US $0.6 million) described below.

Revenues for the second quarter of fiscal 2008 increased by 41.7% to NIS 79.0 million (US $23.6 million) compared to revenues of NIS 55.8 million (US $16.6 million) in the second quarter of 2007. Willi-Food's organic growth in the home market of Israel and sales from each of the Company's subsidiaries has been particularly strong through the half year. The Company now consists of
Willi-Food, Gold Frost, the Baron joint venture, Danish dairy distributor and
Shamir Salads. Sales synergies and the wide product mix that each of these divisions provide to the Company's network of distribution channels is gaining momentum. In addition, as a result of broader distribution, sales generated from most of the subsidiaries have surpassed expectations of Willi-Food. To date, the only underperforming subsidiary of the Company has been WF Kosher Food
Distributors Ltd. - Laish Israeli ("WF LAISH"), whose operations were recently shut down.

Gross profit for the second quarter of 2008 increased by 27.3% to NIS 16.8 million (US $5.0 million) compared to gross profit of NIS 13.2 million (US $3.9 million) in the second quarter of 2007. Second quarter gross margin was 21.2%
compared to 23.6% for the same period in 2007. The price of global food commodities has remained volatile during the year to date. However, despite the effects of global inflationary costs on food production and supply, Willi-Food expects to maintain its historical gross margins through the full fiscal year by maintaining tight controls of its cost of sales.

Mr. Zwi Williger, President and COO of Willi-Food commented, "Second quarter results were strong despite the current operating environment affecting global food manufacturers and distributors. While consumers and manufacturers alike have acclimated to the global inflationary rise in food costs, we do not believe that the cost of food will stabilize in the near future. In light of this,
Willi-Food's solid top line growth reflects the synergies found in bringing together a broad range of premium kosher products to our internal and external distribution channels. We will continue to work on diversifying our product base, expanding our distribution channels and maintaining control of our cost of sales."

Willi-Food's operating loss for the second quarter of 2008 was NIS 1.4 million
(US $0.4 million) compared to operating income of NIS 2.8 million (US $0.8 million) reported in the comparable quarter of last year. Second quarter selling expenses as a percentage of revenues decreased to 10.7% compared to 11.3%. In addition, general and administrative expenses as a percentage of revenue increased to 9.8% from 7.3% as a result of the transitional activities related to the closing down of WF Laish, in the amount of approximately NIS 2.6 million
(US $0.8 million). An additional expense is related to a final arbitration award entered against the Company for damages in the amount of NIS 2.0 million ($0.6 million) to be paid to Vitarroz in connection with litigation initiated by
Vitarroz in 2005, described below. We expect these percentages to be in line with historical trends when we report results for the third quarter of fiscal
2008.

Willi-Food's second quarter 2008 loss before taxes was NIS 1.1 million (US $0.3 million) compared to income before taxes of NIS 3.4 million (US $1.0 million)
recorded in the second quarter of 2007. Second quarter 2008 net loss was NIS 1.4 million (US $0.4 million), or NIS -0.19 (US$ -0.06) per share compared to a net income of NIS 3.2 million (US $0.95 million), or NIS 0.23 (US$0.07) per share, recorded in the second quarter of 2007.

Willi-Food ended the quarter with NIS 79.1 million (US $23.6 million) in cash and securities and approximately NIS 14.1 million (US $4.2 million) in short-term debt.

SIX-MONTH RESULTS

Willi-Food's revenues for the six-month period increased by 45.8% to NIS 185.5 million (US $55.3 million) compared to revenues of NIS 127.2 million (US $38.0 million) in the first half of 2007. Gross profit for the period increased 38.6%
to NIS 46.8 million (US $14.0 million) compared to gross profit of NIS 33.8 million (US $10.1 million) for the six month period in 2007. First half gross margins were 25.2% compared to gross margins of 26.6% in the same period in
2007.

Operating income for the first half of 2008 increased by 3.9% to NIS 13.4 million (US $4.0 million) from NIS 12.9 million (US $3.9 million) reported in the comparable period of last year. First half 2008 income before taxes was NIS
12.0 million (US $3.6 million) compared to NIS 12.4 million (US $3.7 million)
recorded in the first half of 2007. Net income for the first half of 2008 was
NIS 8.2 million (US $2.5 million), or NIS 0.64 (US $0.19) per share compared to net income for the first half of 2007 of NIS 9.6 million (US $2.9 million), or
NIS 0.73 (US $0.22) per share.

ARBITRATION AWARD

As previously disclosed, the Company (and related parties) and Vitarroz Corp.
agreed to submit their claims relating to alleged breach of contract and related claims to an arbitration panel. On August 25 2008, the arbitration panel has granted an award against the Company in the amount of approximately NIS 2.0 million (US $0.6 million). Among other things, the panel found that the press release issued by the Company announcing the termination of the proposed acquisition of the Vitarroz business by the Company constituted a breach of contract and violation of the covenant of good faith and fair dealing. In addition, the panel rejected the Company's counterclaims. As the Company did not expect the arbitration panel to enter an arbitration award against it, the
Company did not reserve any amounts for this award. The Company is currently evaluating its legal options with respect to this matter with its legal advisers.

OUTLOOK

Mr. Williger commented, "Willi-Food's diversification strategy is working. Our top line growth is a reflection of the synergies we have created to channel the broad range of products coming from our own sourcing and that of our subsidiaries."

"We have been able to grow revenues and contain costs to an acceptable degree despite the immediate challenges pertaining to food commodities currently exceeding global inflation rates. This was made possible through diversification, as each operating company in the Willi-Food family produces a different product range to be channeled into our growing distribution network.

"The foreseeable challenges ahead will be in managing the volatile cost of our product base, which can vary monthly. While consumers are accepting of the increase in food costs, rapid changes to our product pricing would lead to attrition of our customer base both in the retail and wholesale markets. With the closing of WF Laish in the US, we are carefully reviewing our merger and acquisition strategy. The US, however, remains a strategic region of interest for Willi-Food, and for now, we are objectively seeking potential partnerships to distribute our products with distributors who wish to grow their volume and diversify their line of premium kosher products. Our line of products includes over 600 exclusively distributed products by Willi-Food and Shamir Salads."

Mr. Williger continued, "The results of this reporting quarter were impaired by
NIS 2.6 million (US $0.8 million) in expenses related to the closing down of WF
Laish, and to a final arbitration award entered against the Company in the amount of NIS 2.0 million (US $0.6 million) in connection with litigation initiated by Vitarroz in 2005. The balance sheet is now currently clean and we anticipate moving forward with the progress of Willi-Food."

Mr. Williger concluded, "We had hoped to provide guidance for the remainder of the fiscal year, but we will not be able to do so because commodity and food prices remain in a state of flux, and change from month to month. However, we still believe that the Company is on track to end the full fiscal year profitable and expect to grow 2008 sales to be in excess of NIS 330 million (US
$100 million). We look forward to discussing our results in more detail in our conference call."

The Company will host a conference call to discuss results on August 27, at
11:00 AM Eastern. Interested parties may participate in the conference call by dialing (877) 407-8035 (US), or (201) 689-8035 (International) 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 5:00 PM EDT on August 29 through 11:59 PM EDT on September 29, by dialing (877) 660-6853 (US), or (201) 612-7415 (International), and entering passcode #286 and conference ID# 295002 thereafter. A webcast link of the live and archived conference call will be available on the day of the call by following this link:

http://investor.shareholder.com/media/eventdetail.cfm?mediaid=33003&c=
WILC&mediakey=6A44836CE77792E569B604911D6D683A&e=0

(Note sometimes for the link to work you must copy and paste the link from two lines onto one URL of your browser.)

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
2,500 food products manufactured by some 120 top-tier suppliers throughout the world to more than 2,000 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operated several subsidiaries: Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally together with its Danish dairy distributor subsidiary; joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide; and Shamir Salads is a leading international distributor of pre-packaged Mediterranean foods. For more information, please visit the Company's website at http://www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, INCREASES IN MILK, WHEAT, CORN, RICE AND OTHER
PRODUCT PRICES, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS
AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED
IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE
HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR
ENDED DECEMBER 31, 2007, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.
THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND
REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT
ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN
THIS PRESS RELEASE.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2008: U.S. $1.00 equals NIS
3.352. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results are presented in accordance with
International Financial Reporting Standards ("IFRS"). In prior years the Company prepared its financial reports in accordance with generally accepted accounting principles in Israel ("IL GAAP"). The Company recasted the comparative amounts included in this financial results to IFRS.

COMPANY CONTACT:

G. Willi-Food International Ltd.
Ety Sabach, CFO
+972-8-932-1000
ety@willi-food.co.il

IR CONTACT:

Grayling Global
Christopher Chu
(646) 284-9426
cchu@hfgcg.com

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                          JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,
                                                          --------       --------       --------       --------
                                                           2 0 0 8        2 0 0 7        2 0 0 8        2 0 0 7
                                                          --------       --------       --------       --------
                                                                    NIS                       US DOLLARS (*)
                                                          -----------------------       -----------------------
                                                                             (IN THOUSANDS)
                                                          -----------------------------------------------------

      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                46,712         61,649         13,936         18,391
   Marketable securities                                    32,413         31,267          9,670          9,328
   Trade receivables                                        77,188         63,728         23,027         19,012
   Other receivables and prepaid expenses                    9,406          4,374          2,806          1,305
   Inventories                                              33,469         29,166          9,985          8,701
                                                          --------       --------       --------       --------
      TOTAL CURRENT ASSETS                                 199,188        190,184         59,424         56,737
                                                          --------       --------       --------       --------
FIXED ASSETS
Cost                                                        54,447         44,569         16,243         13,296
Less: accumulated depreciation and amortization             11,658          8,355          3,478          2,492
                                                          --------       --------       --------       --------
                                                            42,789         36,214         12,765         10,804
                                                          --------       --------       --------       --------

OTHER ASSETS, NET                                           22,105         13,069          6,595          3,899
                                                          ========       ========       ========       ========
                                                           264,082        239,467         78,784         71,440
                                                          ========       ========       ========       ========

      LIABILITIES AND SHAREHOLDERS'
         EQUITY
CURRENT LIABILITIES
      Short-term loans                                      14,053          5,978          4,193          1,783
      Trade payables                                        40,981         33,961         12,226         10,132
      Related parties                                        2,475          3,945            738          1,177
      Other payables and accrued expenses                   13,527          3,655          4,035          1,090
                                                          --------       --------       --------       --------
      TOTAL CURRENT LIABILITIES                             71,036         47,539         21,192         14,182
                                                          --------       --------       --------       --------
LONG TERM LIABILITIES
      Long term loan                                           953              -            284              -
      Deffered tax                                              38            118             11             35
      Accrued severance pay                                    598            163            179             49
                                                          --------       --------       --------       --------
      TOTAL LONG TERM LIABILITIES                            1,589            281            474             84
                                                          --------       --------       --------       --------

WARRANTS TO ISSUE SHARES                                       101          1,040             31            310
                                                          --------       --------       --------       --------

SHAREHOLDERS' EQUITY
      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares,
         issued andoutstanding
         - 10,267,893 shares                                 1,113          1,113            332            332
      Additional paid-in capital                            59,056         59,056         17,618         17,618
      Capital fund relating to Goodwill                        247              -             74              -
      Foreign currency translation reserve                    (863)          (414)          (257)          (123)
      Retained earnings                                    118,842        112,233         35,454         33,482
      Minority Interest                                     12,961         18,619          3,866          5,555
                                                          --------       --------       --------       --------
                                                           191,356        190,607         57,087         56,864
                                                          ========       ========       ========       ========
                                                           264,082        239,467         78,784         71,440
                                                          ========       ========       ========       ========

(*) Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                          SIX MONTHS                        THREE MONTHS                         SIX MONTHS
                                 ----------------------------       -----------------------------       ----------------------------
                                                          ENDED JUNE 30,                                        ENDED JUNE 30,
                                 ----------------------------------------------------------------       ----------------------------
                                   2 0 0 8          2 0 0 7           2 0 0 8           2 0 0 7           2 0 0 8          2 0 0 7
                                 -----------      -----------       -----------       -----------       -----------      -----------
                                                               NIS                                              US DOLLARS (*)
                                 ----------------------------------------------------------------       ----------------------------
                                                      I N  T H O U S A N D S  (EXCEPT PER SHARE AND SHARE DATA)
                                 ---------------------------------------------------------------------------------------------------

  Sales                              185,481          127,216            79,036            55,771            55,334           37,952
  Cost of sales                      138,659           93,439            62,271            42,601            41,366           27,876
                                 -----------      -----------       -----------       -----------       -----------      -----------

     GROSS PROFIT                     46,822           33,777            16,765            13,170            13,968           10,076
                                 -----------      -----------       -----------       -----------       -----------      -----------

 Selling expenses                     17,538           12,316             8,436             6,312             5,232            3,674
 General and administrative
expenses                              13,901            8,566             7,752             4,088             4,147            2,555
 Other (Income)
   Expense                             1,981               (9)            1,981                (9)              591               (3)
                                 -----------      -----------       -----------       -----------       -----------      -----------

     Total operating expenses         33,420           20,873            18,169            10,391             9,970            6,226
                                 -----------      -----------       -----------       -----------       -----------      -----------

     OPERATING INCOME
         (EXPENSE)                    13,402           12,904            (1,404)            2,779             3,998            3,850

       Financial income                2,026            2,534             1,207             1,743               605              756
       Financial expense               3,465            3,025               936             1,143             1,034              902
                                 -----------      -----------       -----------       -----------       -----------      -----------

 Income (expense) before
 taxes on income                      11,963           12,413            (1,133)            3,379             3,569            3,704
 Taxes on income                       3,750            2,861               312               193             1,119              854
                                 -----------      -----------       -----------       -----------       -----------      -----------

 INCOME AFTER TAXES ON INCOME          8,213            9,552            (1,445)            3,186             2,450            2,850
                                 ===========      ===========       ===========       ===========       ===========      ===========

RELATED TO:
Company Shareholders'                  6,609            7,455            (1,986)            2,332             1,972            2,224
 Minority interest                     1,604            2,097               541               854               478              626
                                 -----------      -----------       -----------       -----------       -----------      -----------

      NET INCOME                       8,213            9,552            (1,445)            3,186             2,450            2,850
                                 ===========      ===========       ===========       ===========       ===========      ===========
Earnings per share data:

Earnings  per share:

   Basic                                0.64             0.73             (0.19)             0.23              0.19             0.22
                                 ===========      ===========       ===========       ===========       ===========      ===========

   Diluted                              0.64             0.73             (0.19)             0.23              0.19             0.22
                                 ===========      ===========       ===========       ===========       ===========      ===========

Shares used in computing basic
  and diluted earnings per
  ordinary share:                 10,267,893       10,267,893        10,267,893        10,267,893        10,267,893       10,267,893
                                 ===========      ===========       ===========       ===========       ===========      ===========

(*) Convenience translation into U.S. dollars